EXHIBIT 13

                           NOLAN ACQUISITION PARTNERS


August 17, 1999

Mr. Eric R. Anderson
Chairman, President & CEO
Aviall, Inc.
2075 Diplomat Drive
Dallas, Texas  75234-8999

Dear Eric:

                     I am writing to express my concern and continuing disappointment with Aviall's management focus, financial performance, and length of the strategic review process with no substantive communications to shareholders.

                     On February 23, 1999, the Company announced that its Board of Directors had retained Merrill Lynch to assist in finding alternatives to improve shareholder value, including a range of enumerated transactions. To date, the Company has not provided information or updates on this process other than to repeatedly assure stockholders that "this strategic review process is ongoing." Earnings information has been repeatedly postponed without convincing explanation, and a quarterly conference call with investors concerning the recently reported results has not been held. In short, shareholders have been left in the dark.

                     Results have been disappointing on all fronts. Quarter after quarter, the Company has failed to deliver the earnings that its assets and businesses should be capable of producing, regularly disappointing Wall Street. Moreover, management has failed to deliver on its suggestion that it could improve shareholder value through its ongoing review of potential transactions (and presumably, transaction partners). After nearly six months, no transaction has been proposed and no transaction partner identified. Not surprisingly, the Company's stock price has languished.

                     In addition to the Company's continuing failure to create shareholder value either through operations or consummation of an appropriate transaction, it has failed to announce a date for its 1999 Annual Meeting, which has been delayed approximately three months as of the date of this letter. As holders of more than nine percent of the Company's outstanding common stock, we demand in the strongest possible terms that that a date be set for the meeting. We intend to nominate directors for any open directorships at the meeting and certainly hope and expect that management will not take any precipitous action before a stockholder vote.

Mr. Eric E. Anderson
August 17, 1999
Page 2


                     In this regard, we wish to be particularly clear in communicating that we would be adamantly opposed to a sale of the businesses comprising the Company's Inventory Locator Service ("ILS") segment. We believe that any disposition of ILS at the present time is ill advised and, particularly if accomplished in a manner that would result in taxable dividend income to the Company's stockholders, is plain and simple bad business. In light of its market dominance, worldwide presence and its unique ability to be a low-cost, high-service provider in its market, any disposition of ILS would irreparably harm the Company, its prospects and, as a result, its stockholders. Finally, we believe that the Company's stockholders should have the right to consider any such disposition in view of its value relative to the business as a whole.

                     In sum, management's efforts to date appear to have resulted only in unfulfilled expectations. A date for the 1999 Annual Meeting should be immediately set so that shareholders will have an effective forum to register their own views as to the future course Aviall should follow.




                                                Sincerely,

                                                /s/ Eugene P. Conese

                                                Eugene P. Conese, Sr.